CALTON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017 AND 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38635

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2016 AND ENDING 09/30/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Calton & Associates, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2701 N Rocky Point Drive, Suite 1000

(No. and Street)

Tampa	FL	33607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Cole, Chief Financial Officer   (813)264-0440

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson Castillo & Company, PA

(Name – *if individual, state last, first, middle name*)

1907 S Alexander St. Suite 2	Plant City	FL	33566
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, David S. Cole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Calton & Associates, Inc., a Florida Corporation, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

SVP, Chief Financial Officer
Title

[Signature]
Notary Public

PAUL R. RICHARDSON
MY COMMISSION # FF920112
EXPIRES September 21, 2019
(407) 398-0153 FloridaNotaryService.com

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALTON & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2017 AND 2016

TABLE OF CONTENTS



RAULERSON CASTILLO
& COMPANY
Certified Public Accountants and Consultants

Business Navigation
1907 S. Alexander Street, Suite 2
Plant City, Florida 33566
P: (813) 752-6604 | F: (813) 752-8725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Calton & Associates, Inc.

We have audited the accompanying statement of financial condition of Calton & Associates, Inc. as of September 30, 2017, and the related notes to the financial statements. This financial statement is the responsibility of Calton & Associates, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calton & Associates, Inc. as of September 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Raulerson Castillo & Co, P.A.
Raulerson Castillo & Company PA
Plant City, Florida
November 21, 2017

1

www.rcwcpas.com

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

CALTON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017 AND 2016

ASSETS

	2017	2016
ASSETS		
Cash	$ 5,690,266	$ 3,500,947
Investments, available-for-sale, at fair value	83,425	66,414
Receivables		
Clearing agents	121,043	202,734
Commissions	422,477	318,700
Notes & other	205,599	221,020
Investments, trading, at fair value	20,170	421
Property & equipment, net of accumulated depreciation	143,946	164,286
Deferred tax asset	66,852	23,400
Prepaid expenses	515,760	403,974
Deposits	328,445	346,091
Total Assets	$ 7,597,983	$ 5,247,987

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
LIABILITIES		
Accounts payable	$ 74,205	$ 27,138
Notes payable	253,102	284,113
Accrued expenses:		
Clearing agent	23,556	421
Commissions & wages	2,845,164	1,621,660
Employee benefits	245,236	245,399
Income taxes payable	467,230	29,340
Other accrued expenses	803,440	605,251
Total Liabilities	4,711,933	2,813,322
SHAREHOLDERS' EQUITY		
Common stock:		
Class A: Voting and participating stock, no par: authorized 37,500,000 shares, issued and outstanding 5,360,000 shares	536	536
Class B: Voting and participating stock, no par: authorized 37,500,000 shares, issued and outstanding 0 shares	-	-
Retained earnings	2,885,514	2,434,129
Total Shareholders' Equity	2,886,050	2,434,665
Total Liabilities and Shareholders' Equity	$ 7,597,983	$ 5,247,987

See accompanying accountants' report and notes to financial statements.

NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS

Calton & Associates, Inc. (the "Company") is a fully disclosed registered securities broker-dealer, a member of the Financial Industry Regulatory Authority (FINRA) and a Registered Investment Advisory firm with the Securities Exchange Commission. The company is incorporated in the State of Florida as a "C" Corporation and is primarily engaged in the marketing of general securities, mutual funds, insurance products and investment advisory services through a national network of independent financial advisors.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In accordance with generally accepted accounting principles, the Company maintain its books on the accrual basis of accounting.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments, including checking and money market accounts, with original maturities of less than ninety days. This definition does not include investments held for sale in the ordinary course of business.

Securities Commissions and Investment Advisory Fees

Securities transactions and the related revenue and expense are generally recorded on a trade date basis, with the exception of securities commissions received from National Financial Services LLC which are recorded on a settlement date basis unless the difference between trade date basis and settlement date basis is deemed material. Investment advisory fees are earned on a pro rata basis over the term of the contract with the customer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

The amount of current and deferred taxes or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in the deferred tax liabilities or assets between years. Management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3:   RESTRICTED CASH AND INVESTMENTS

At September 30, 2017, there was restricted cash of $1,210,841 held in an account at Hilltop Securities, Inc., a clearing agent. The account collateralizes securities trading and inventory accounts.

NOTE 4:   FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure the fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

> *Level 2* – Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

> *Level 3* – Unobservable inputs for the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2017:

	Level 1	Level 2	Level 3	Total
Assets				
Investments, available for sale				
Equities	$ 83,425	$ -	$ -	$ 83,425
Total Investments, available for sale	83,425	-	-	83,425
Investments, trading				
Corporate bonds	-	14,325	-	14,325
Municipal bonds	-	5,845	-	5,845
Total Investments, trading	-	20,170	-	20,170
Totals	$ 83,425	$ 20,170	$ -	$ 103,595

The Company's carrying amounts of cash and cash equivalents, commissions receivable, receivables from clearing organizations, accounts payable and other liabilities, prepaid expenses and other assets approximate their fair values due to their short-term nature and/or as they are receivable or payable upon demand.

NOTE 5: PROPERTY & EQUIPMENT

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for financial reporting purposes is computed on the straight–line basis using the estimated life of the asset, generally five to seven years. The modified acceleration costs recovery system (MACRS) and asset-expending provisions of code section 179 are utilized for income tax reporting purposes.

	2017	2016
Equipment	$ 101,785	$ 97,109
Furniture	118,504	118,504
Software	8,371	8,370
Accumulated depreciation	(84,714)	(59,697)
	$ 143,946	$ 164,286

NOTE 6: DEPOSITS

At September 30, 2017, deposits consist of the following:

	2017	2016
Clearing agent deposits	$ 305,003	$ 316,003
Regulatory deposit	5,102	11,748
Rent	18,340	18,340
Other		
Total	$ 328,445	$ 346,091

NOTE 7:   PROFIT SHARING AND 401(K) PLAN

The Company sponsors a qualified profit-sharing and 401(k) retirement plan that covers substantially all full-time employees. Profit sharing contributions totaling $156,297 and $165,730 for 2017 and 2016, respectively, represent the lesser of the maximum contribution allowed or 7% of participant compensation. 401(k) Safe Harbor contributions totaled $76,813 and $79,668 in 2017 and 2016, respectively.

NOTE 8:   INCOME TAXES

At September 30, 2017, the financial statement reflected income taxes currently payable of $467,230 and a deferred tax asset of $66,852. At September 30, 2016, the financial statements reflected income taxes currently payable of $29,340 and a deferred tax asset of $23,400. The deferred tax asset represents the estimated future tax consequences resulting from difference in book and tax depreciation methods, and limitation on the deductibility of estimated legal & settlement costs accrued for financial reporting purposes.

See Note 9 regarding accrued legal and settlement costs.

The components of income tax expenses are as follows:

	2017	
	Federal	**State**
Current expense (benefit)	$ 419,527	$ 31,334
Deferred expense (benefit)	(43,452)	
Income tax expense (benefit)	$ 376,075	$ 31,334

	2016	
	Federal	**State**
Current expense (benefit)	$ 4,500	$ 28,815
Deferred expense (benefit)	10,685	-
Income tax expense (benefit)	$ 15,365	$ 28,815

NOTE 9:   COMMITMENTS AND CONTINGENT LIABILITIES

Leases

The Company is obligated under non-cancellable operating leases for the rental of office space. Rent expense under the leases totaled $278,374 and $225,632 for 2017 and 2016, respectively. At September 30, 2017, future minimum lease payments are as follows:

2018	$ 245,640
2019	252,432
2020	259,382
2021	266,487
2022	136,913
	$ 1,160,854

Legal Proceedings

At September 30, 2017, management estimated that future costs and possible legal settlements associated with new and continuing matters to be $265,000. Accordingly, the accompanying statement of financial condition reflects accrued legal and settlement costs in the amount of $265,000 under the caption "Other Accrued Expenses".

NOTE 10:   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company is in business as an introducing broker-dealer. The Company's activities through the clearing broker-dealer may expose the Company to off-balance sheet risk in the event that customers or other third parties fail to satisfy their obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company maintains cash and cash equivalents in bank and securities accounts which, at times, may exceed federally insured limits. Management believes that the risk of loss associated with the uninsured portion of funds on deposit is remote.

NOTE 11:   NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (rule 15c3-1) under the Securities and Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $1,699,641, representing an excess over required net capital of $1,386,857. The ratio of aggregate indebtedness to net capital was 276% and 192% at September 30, 2017 and 2016, respectively.

NOTE 12:   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of filing. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.